SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 5, 2018.

TRANSLATION

Buenos Aires, April 5, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the Board of Directors and in the Senior Management Structure of YPF S.A. – Appointment of CEO.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations, in order to inform you about the changes in the composition of the Board of Directors of YPF S.A. (“the Company”) and in the Senior Management Structure of the Company.

In that regard, we inform you that in accordance with the provisions of article 258 of the General Companies Law 19.550 and article 13 of the Bylaws –Vacancies–, the members of the Supervisory Committee for the Class D shares designated, on April 5th, 2018, Mr. Ignacio Perincioli as Director for Class D shares, to replace Mr. Juan Franco Donnini with tenure until the election of new directors at the next Shareholder’s Meeting.

Moreover, the Board, on its meeting held on April 5th, approved the appointment of Mr. Daniel González as General Manager (CEO) of the Company.

Additionally, in the same meeting, the Board approved that the positions reporting to Mr. González, will now report to the CEO, as follows:

I.	Controller, Mr. Diego Martín Pando; and

II.	Finance Vice Presidency (CFO), Mr. Luis Sas.

Furthermore, the Business Development Vice Presidency, in charge of Mr. Sergio Giorgi, also reporting to the CEO, will have under its report the Investor’s Relations Management, led by Mr. Diego Celaá.

Finally, the Board of Directors, according to the provisions of Article 99 paragraph a) of Law 26.831 of Capital Markets, appointed Mr. Sergio Giorgi as the first deputy Market Relations Officer, replacing Mr. Daniel González.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 6, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer